January 25, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated December 18, 2009
Brasil Telecom S.A.
Form 20-F/A for Fiscal Year Ended December 31, 2008
Filed August 7, 2009

Form 6-K/A
Furnished October 19, 2009
File No. 1-15256

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated December 18, 2009 requesting additional information pertaining to the above-referenced matter. As a result of the events disclosed in our “Material Fact” filed on Form 6-K on January 15, 2010, and subsequent to our letter provided on January 5, 2010, we require additional time to provide a complete analysis of the questions raised by your letter. We expect to provide responses to your letter by February 16, 2010.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias Treasury Director Brasil Telecom S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission